Exhibit 3.9

[illegible] AMENDMENT
TO THE
ARTICLES OF INCORPORATION OF
AIM [illegible] CORPORATION

Pursuant to the provisions of the Oklahoma Business Corporation Act, the undersigned corporation adopts the following Amendment to its Articles of Incorporation. Such amendment was adopted by a vote of the shareholders on November 25, 2002 at a meeting duly called and held. The number of shares voted for the Amendment was sufficient for approval.

ARTICLE I

NAME OF CORPORATION

The name of the corporation shall be [illegible] Energy Group, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Amendment to Articles of Incorporation this 17th day of March, 200[illegible].

Lee [illegible], President